3/10/2004

04002084

ES
E COMMISSION
20549

CM 3/8

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SEC FILE NUMBER
8 - 50912

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 5 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Herndon Plant Oakley Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., Suite 2200 South
(No. and Street)

Corpus Christi	Texas	78401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, R. Brent Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Herndon Plant Oakley Ltd.**, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ELIZABETH A. DEUBEL-RAGAN
Notary Public, State of Texas
My Commission Expires
January 24, 2007

Signature

Partner

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERNDON PLANT OAKLEY LTD.

FINANCIAL REPORT

DECEMBER 31, 2003

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Herndon Plant Oakley Ltd.

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. as of December 31, 2003, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 23, 2004

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 474,965
Receivable from clearing broker/dealer	425,838
Investment advisory fees receivable	493,955
Prepaid expenses	90,518
Clearing deposit	35,000
Marketable securities	37,800
Non-marketable securities	20,100
Property and equipment, net of accumulated depreciation of $108,410	54,520
Deposit	3,750
TOTAL ASSETS	$1,636,446

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$ 94,159
Accrued expenses	122,012
Distribution payable to General Partner	758
TOTAL LIABILITIES	216,929

Partners' Capital

Partners' capital	1,419,517
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$1,636,446

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Income
Year Ended December 31, 2003

Revenue	
Securities commissions	$ 4,275,610
Investment advisory fees	1,572,384
Private placement revenue	282,000
Other revenue	4,352
TOTAL REVENUE	6,134,346
Expenses	
Management fees to General Partner	2,769,068
Compensation and related costs	1,402,461
Clearing and other charges	593,564
Communications	275,676
Occupancy and equipment costs	230,743
Promotional costs	36,151
Regulatory fees and expenses	40,819
Professional fees	127,786
Other expenses	304,181
TOTAL EXPENSES	5,780,449
Net income before other loss	353,897
Other Loss	
Unrealized loss on marketable securities	2,200
NET INCOME	$ 351,697

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Changes in Partners' Capital
Year Ended December 31, 2003

	General Partner	Limited Partners	Total
Balances at December 31, 2002	$ 11,436	$1,132,142	$ 1,143,578
Net income	3,517	348,180	351,697
Distributions to partners	(758)	(75,000)	(75,758)
Balances at December 31, 2003	$ 14,195	$1,405,322	$ 1,419,517

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 351,697
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,290
Unrealized loss on marketable securities	2,200
Changes in assets and liabilities	
Increase in receivable from clearing broker/dealer	(246,635)
Increase in investment advisory fees receivable	(176,762)
Decrease in private placement fees receivable	270,000
Increase in prepaid expenses	(38,007)
Increase in accounts payable	18,614
Increase in accrued expenses	56,219
Net cash provided by operating activities	244,616
Cash flows from investing activities:	
Purchase of property and equipment	(25,379)
Cash flows from financing activities:	
Distributions to partners	(75,000)
Net increase in cash and cash equivalents	144,237
Cash and cash equivalents at beginning of year	330,728
Cash and cash equivalents at end of year	$ 474,965

Non-Cash Investing Activities:

Non-marketable securities owned by the Company with a cost totaling $40,000 became marketable during the year (See Note 4).

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998 for the purpose of providing financial services, including securities brokerage and investment advisory services. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's customers are primarily individuals located throughout the United States.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Basis of Accounting

The Partnership operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Partnership clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Non-Marketable Securities

Non-marketable securities are held for investment purposes and are carried at cost.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using accelerated methods over the estimated useful lives of primarily five to seven years.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Private Placement Revenue

The Partnership recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreement also requires the Partnership to maintain a minimum of $35,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Partnership had net capital and net capital requirements of $509,011 and $250,000, respectively. The Partnership's net capital ratio was .43 to 1.

Note 4 - Marketable/Non-Marketable Securities

Marketable securities consist of 4,000 shares of common stock of the Nasdaq Stock Market, Inc. with a fair value of $37,800, cost of $40,000, accumulated unrealized losses of $2,200 and unrealized loss for the year ended December 31, 2003 of $2,200. Non-marketable securities consist of 1,500 warrants of the NASD to purchase shares of common stock of the Nasdaq Stock Market, Inc. at a cost of $20,100. Each warrant entitles the Partnership to purchase three shares of common stock. The warrants are exercisable as follows:

Shares subject to exercise	Exercisable on or after	Expiration	Exercise Price
1,500	June 30, 2003	June 25, 2004	$14
1,500	June 28, 2004	June 27, 2005	$15
1,500	June 28, 2005	June 27, 2006	$16

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture, fixtures and equipment	$ 124,455
Leasehold improvements	38,475
	162,930
Accumulated depreciation	(108,410)
	$ 54,520

Depreciation expense for the year was $7,290 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership has $869,782, or approximately 53%, of its total assets in money market funds, a clearing deposit and a receivable held by or due from its clearing broker/dealer.

Note 7 - Commitments

The Partnership leases office space and equipment under noncancellable operating leases. Future minimum lease payments due for each of the years ending December 31, are as follows:

2004	$ 69,054
2005	69,602
2006	5,800
	$ 144,456

Office rent and equipment lease expense for the year was $180,403 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 8 - Related Party Transactions

The Partnership and the General Partner are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms length transactions. The management fee for the year ended December 31, 2003 was $2,769,068.

Note 9 - Defined Contributions Plan

The Partnership adopted the Herndon Plant Oakley LTD. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999. The Partnership and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees, except part time employees, are eligible to participate after reaching the age of 21 and completing one year of service. Employee salary deferral contributions and earnings on these contributions are 100% vested. The Partnership will contribute an amount of matching contributions determined by the Partnership at its discretion. The Partnership may or may not choose to make matching contributions for a particular year in an amount it will determine each year. Partnership matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 or more	100%

The Partnership did not contribute any matching amounts for 2003.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Contributions for the year totaled $69,804 and are reflected in the accompanying statement of income as compensation and related costs.

Schedule I

HERNDON PLANT OAKLEY LTD.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2003

Total partners' capital qualified for net capital	$ 1,419,517
Deductions and/or charges	
Non-allowable assets:	
Petty cash	101
Receivable from clearing broker/dealer	233,713
Investment advisory fees receivable	493,955
Prepaid expenses	90,518
Non-marketable securities	20,100
Property and equipment, net	54,520
Deposit	3,750
Total deductions and/or charges	896,657
Net capital before haircuts	522,860
Haircuts on securities:	
Money market funds	8,179
Marketable securities	5,670
Total haircuts on securities	13,849
Net Capital	$ 509,011
Aggregate indebtedness	
Accounts payable	$ 94,159
Accrued expenses	122,012
Distribution payable to General Partner	758
Total aggregate indebtedness	$ 216,929
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 259,011
Ratio of aggregate indebtedness to net capital	.43 to 1

Schedule II

HERNDON PLANT OAKLEY LTD.
Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5 As of December 31, 2003

Net capital as reported by Registrant in Part IIA of Form X-17a-5	
as of December 31, 2003 (unaudited)	484,184
Audit adjustments:	
Decrease in accounts payable	24,827
Net capital as computed on Schedule I	$ 509,011

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

To the Partners
Herndon Plant Oakley Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Herndon Plant Oakley Ltd. (the Partnership) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 23, 2004